File No. 82-5151

Quarterly Information

Telefônica Data Brasil Holding S.A.

Quarter ended June 30, 2005
with Special Review Report of Independent Auditors

(A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices emanating from Brazil's Corporation Law)

TELEFÔNICA DATA BRASIL HOLDING S.A.

QUARTERLY INFORMATION

June 30, 2005

Contents

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS
(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders
Telefônica Data Brasil Holding S.A.
São Paulo – SP

1. We have conducted a special review of the Quarterly Information (ITR) of Telefônica Data Brasil Holding S.A. and its subsidiary for the quarter ended June 30, 2005, which comprised the balance sheets, statements of income, the performance report and other relevant information, prepared under responsibility of the Company's management and in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with officials responsible for the Company's accounting, financial and operational areas as to the main criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that had or might have had relevant effects on the financial position and operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material change that should be made to the above quarterly information referred to above in order for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly information.

4. The individual and consolidated balance sheets as of March 31, 2005, presented for comparative purposes, and the statements of income for the quarter ended March 31, 2005, were reviewed by other independent auditors, who issued an unqualified special review report dated May 4, 2005. The individual and consolidated statements of income for the quarter and six months ended June 30, 2004, also presented for comparative purposes, were reviewed by the same independent auditors, who issued an unqualified special review report dated July 23, 2004.

São Paulo (SP), July 22, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques
Accountant CRC-1SP147.693/O-5

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS
June 30 and March 31, 2005
(In thousands of reais – R$)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Assets				
Current assets	**9,116**	-	**147,395**	146,800
Cash and cash equivalents	-	-	**5,784**	16,846
Cash and banks	-	-	**4,416**	1,543
Short-term investments	-	-	**1,368**	15,303
Receivables	**9,116**	-	**141,611**	129,954
Trade accounts receivable	-	-	**103,296**	105,669
Allowance for doubtful accounts	-	-	**(17,213)**	(16,795)
Deferred and recoverable taxes	-	-	**23,291**	21,794
Inventories	-	-	**3,283**	3,468
Intercompany receivables	-	-	**24,027**	13,770
Other	**9,116**	-	**4,927**	2,048
Noncurrent assets	-	9,602	**219,316**	225,268
Deferred and recoverable taxes	-	-	**217,308**	222,942
Intercompany receivables	-	9,602	**1,724**	2,320
Other	-	-	**284**	6
Permanent assets	**583,086**	577,958	**544,150**	558,349
Investments	**583,086**	577,958	**291,091**	294,307
Property, plant and equipment	-	-	**252,831**	263,692
Assets and installations in service	-	-	**574,827**	554,783
Construction in progress	-	-	**11,805**	18,738
Depreciation and amortization	-	-	**(333,801)**	(309,829)
Deferred charges	-	-	**228**	350
Total assets	**592,202**	587,560	**910,861**	930,417

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS
June 30 and March 31, 2005
(In thousands of reais – R$)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Liabilities and shareholders' equity				
Current liabilities	**143**	299	**280,548**	341,778
Loans and financing	-	-	**117,204**	194,143
Accounts payable	-	293	**58,498**	47,115
Taxes payable	**123**	-	**13,963**	11,788
Payroll and related charges	-	-	**26,875**	19,549
Temporary losses on derivatives	-	-	**31,783**	17,517
Intercompany payables	**20**	6	**29,337**	47,349
Other	-	-	**2,888**	4,317
Noncurrent liabilities	-	-	**38,254**	1,378
Loans and financing	-	-	**35,716**	-
Reserve for contingencies	-	-	**765**	733
Other	-	-	**1,773**	645
Shareholders' equity	**592,059**	587,261	**592,059**	587,261
Capital	**702,879**	702,879	**702,879**	702,879
Accumulated losses	**(110,820)**	(115,618)	**(110,820)**	(115,618)
Total liabilities and shareholders' equity	**592,202**	587,560	**910,861**	930,417

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Quarters ended June 30, 2005 and 2004
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	Quarter ended June 30, 2005	**Quarter ended June 30, 2004**	**Quarter ended June 30, 2005**	**Quarter ended June 30, 2004**
Gross operating revenue	-	-	**217,824**	177,537
Deductions :	-	-	**(37,999)**	(33,231)
ICMS (state VAT)	-	-	**(24,423)**	(20,851)
PIS and COFINS (taxes on revenue)	-	-	**(12,516)**	(11,332)
ISS (service tax)	-	-	**(1,060)**	(1,048)
Net operating revenue	-	-	**179,825**	144,306
Cost of services provided	-	-	**(115,536)**	(110,550)
Gross profit	-	-	**64,289**	33,756
Operating income (expenses)	**4,798**	(6,563)	**(56,599)**	(43,858)
Selling	-	-	**(22,181)**	(17,686)
General and administrative	**(331)**	(305)	**(18,794)**	(16,328)
Financial expenses, net	-	-	**(9,648)**	(8,742)
Other, net	**(3,215)**	(786)	**(5,936)**	(1,102)
Equity pick-up	**8,344**	(5,472)	-	-
Income (loss) from operations	**4,798**	(6,563)	**7,730**	(10,102)
Other nonoperating income, net	-	-	**1,892**	721
Income (loss) before income and social contribution taxes	**4,798**	(6,563)	**9,622**	(9,381)
Income and social contribution taxes	-	-	**(4,824)**	2,804
Net income (loss)	**4,798**	(6,563)	**4,798**	(6,577)
Shares outstanding at end of quarter (thousands)	**1,071,153,386**	1,071,153,386		
Earnings (loss) per thousand shares (R$)	**0.00**	(0.01)		

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Six-month period ended June 30, 2005 and 2004
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Gross operating revenue	-	-	428,801	349,823
Deductions :	-	-	(74,768)	(65,202)
ICMS (state VAT)	-	-	(48,013)	(42,211)
PIS and COFINS (taxes on revenue)	-	-	(24,578)	(20,717)
ISS (service tax)	-	-	(2,177)	(2,274)
Net operating revenue	-	-	354,033	284,621
Cost of services provided	-	-	(237,237)	(212,377)
Gross profit	-	-	116,796	72,244
Operating income (expenses)	5,757	(10,857)	(105,598)	(88,214)
Selling	-	-	(41,101)	(31,354)
General and administrative	(927)	(827)	(35,743)	(36,275)
Financial expenses, net	-	-	(19,217)	(17,087)
Other, net	(6,430)	(1,602)	(9,537)	(3,498)
Equity pick-up	13,114	(8,428)	-	-
Income (loss) from operations	5,757	(10,857)	11,198	(15,970)
Other nonoperating income, net	-	-	1,896	784
Income (loss) before income and social contribution taxes	5,757	(10,857)	13,094	(15,186)
Income and social contribution taxes	-	-	(7,337)	4,315
Net income (loss)	5,757	(10,857)	5,757	(10,871)
Number of shares outstanding at end of quarter (thousands)	1,071,153,386	1,071,153,386		
Earnings (loss) per thousand shares (R$)	0.00	(0.01)		

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE QUARTERLY INFORMATION
June 30, 2005
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

1. Operations and Background

Telefônica Data Brasil Holding S.A. (the "Company") was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at an Extraordinary Shareholders' Meeting held on the same date.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly traded company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depositary Shares – ADS's – Level I, are traded on the New York Stock Exchange (NYSE).

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched network services, as well as providing other telecommunications and related services.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched network services and other related services in its concession area.
- Promoting, performing or assisting in fund-raising from internal and external sources for the Company or its subsidiary.
- Effecting or promoting the import of assets and services for its subsidiary, performing other similar or related activities and holding equity interests in other companies.

2. Presentation of the Quarterly Information

The Company and consolidated Quarterly Information have been prepared in accordance with accounting practices adopted in Brazil and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated Quarterly Information include the balances and transactions of the wholly-owned subsidiary Telefônica Empresas S.A., in accordance with standards established by the CVM.

In consolidation, all intercompany balances and transactions have been eliminated and the subsidiary's accounting practices are consistent with those adopted by the Company.

(In thousands of reais, unless otherwise stated)

3. Summary of Principal Accounting Practices

The Quarterly Information for the quarter ended June 30, 2005 have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements for the last fiscal year, and should be read together with those financial statements.

4. Cash and Cash Equivalents

	Consolidated	
	June 30, 2005	March 31, 2005
Cash and banks	**4,416**	1,543
Short-term investments	**1,368**	15,303
Total	**5,784**	16,846

Short-term investments are composed of highly liquid investments.

5. Trade Accounts Receivable, Net

	Consolidated	
	June 30, 2005	March 31, 2005
Billed amounts	**64,120**	72,119
Unbilled amounts	**39,176**	33,550
	103,296	105,669
Allowance for doubtful accounts	**(17,213)**	(16,795)
Net	**86,083**	88,874
Current	**67,294**	68,571
Past-due – 1 to 30 days	**8,364**	10,204
Past-due – 31 to 60 days	**2,879**	3,469
Past-due – 61 to 90 days	**2,942**	3,081
Past-due – 91 to 120 days	**976**	812
Past-due – more than 120 days	**20,841**	19,532
Total	**103,296**	105,669

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes

	Consolidated	
	June 30, 2005	**March 31, 2005**
Recoverable taxes:		
Income and social contribution taxes	**1,432**	1,499
ICMS (state VAT)	**23,522**	23,945
PIS and COFINS (taxes on revenue)	**1,063**	899
Other	**4,114**	3,100
	30,131	29,443
Deferred taxes:		
Income tax on temporary differences	**10,673**	11,510
Social contribution tax on temporary differences	**3,842**	4,144
Income tax on loss carryforwards	**33,742**	35,235
Social contribution tax on loss carryforwards	**12,255**	12,792
Transferred tax credit	**149,956**	151,612
	210,468	215,293
Total	**240,599**	244,736
Current	**23,291**	21,794
Noncurrent	**217,308**	222,942

The balances of recoverable income and social contribution taxes are being offset against other federal taxes.

The consolidated balance of deferred income tax loss carryforwards (R$33,742) and social contribution tax loss carryforwards (R$12,255) recoverable refer to the subsidiary Telefônica Empresas S.A. and were calculated on income tax losses and social contribution tax losses of R$134,968 and R$136,167, respectively, as of the balance sheet date. Prevailing tax law allows for income and social contribution tax loss carryforwards to be offset against future taxable income up to a limit of 30% of annual taxable income. The Company's management expects to recover the tax credits as of June 30, 2005 as follows:

Year	Amount
2006	5,994
2007	29,598
2008	43,349
2009	51,149
2010	40,594
2011	39,784
	210,468

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes (Continued)

Income and social contribution tax credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study of the generation of future taxable income, approved by the Company's management. Such study is based on estimates subject to future changes.

Transferred tax credit

The corporate restructuring in 2001 (note 9.b) was implemented so as to prevent the amortization of the transferred goodwill from adversely affecting future income, both in the consolidated financial statements and in the financial statements of the subsidiary Telefônica Empresas S.A.
The subsidiary's accounting records for corporate and tax purposes are found in specific (transferred) goodwill and provision accounts and the corresponding amortization, reversal of the provision and realization of the tax credit are as follows:

	June 30, 2005	**March 31, 2005**
Goodwill	**441,047**	445,918
Provision	**(291,091)**	(294,306)
Net	**149,956**	151,612

	June 30, 2005	**March 31, 2005**
Goodwill amortization	**(9,743)**	(2,472)
Provision reversal	**6,430**	1,632
Tax credit	**3,313**	840
Effect on income	**-**	-

For the calculation of the transferred tax credit, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of reversal of the provision and the related tax credit, did not generate any effects on net income (loss) for the periods ended June 30, 2005 and 2004.

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes (Continued)

For a fair presentation of the Company's financial position and results of its operations, the net amount of R$149,956 (R$151,612 as of March 31, 2005) which essentially represents the transferred tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the subsidiary's corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

7. Inventories

	Consolidated	
	June 30, 2005	**March 31, 2005**
Maintenance materials	**937**	943
Assets held for sale	**3,548**	5,376
Allowance for reduction to realizable value	**(1,202)**	(2,851)
Total	**3,283**	3,468

8. Other Assets

	Consolidated	
	June 30, 2005	**March 31, 2005**
Prepaid expenses	**2,311**	717
Advances to employees	**2,163**	753
Advances to suppliers	**464**	505
Other	**273**	79
Total	**5,211**	2,054
Current	**4,927**	2,048
Noncurrent	**284**	6

(In thousands of reais, unless otherwise stated)

9. Investments

a) Investment balance

	Company	
	June 30, 2005	**March 31, 2005**
Telefônica Empresas S.A.	**291,995**	283,651
Goodwill on investment acquisition	**291,091**	294,307
Total	**583,086**	577,958

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described below.
The principal data on the subsidiary are as follows:

	June 30, 2005	**March 31, 2005**
Capital	**235,235**	235,235
Capital reserves (goodwill and donation)	**156,341**	156,341
Accumulated losses	**(99,581)**	(107,925)
Subsidiary's shareholders' equity	**291,995**	283,651
Number of common shares without par value outstanding at the balance sheet date and held by the Company	**241,526**	241,526
Ownership percentage	**100%**	100%

	June 30, 2005	**March 31, 2005**
Subsidiary's gain (loss) recorded as equity pick-up by the Company	**13,114**	(8,428)

(In thousands of reais, unless otherwise stated)

9. Investments (Continued)

b) Corporate restructuring of subsidiaries

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira") by R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares. Figueira was a subsidiary of Banco Itaú S.A. by the time and held operational assets related to the telecommunication network operation for this bank, as well as investments corresponding to 73% of total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide Multimedia Communication Service).

In July 2001, Figueira was partially spun-off, with the transfer of operational assets and investments to the wholly-owned subsidiary Spanish Participações S.A. ("Spanish"), at book value, in accordance with a specialized company's report, dated July 27, 2001, and the spun-off net worth was R$37,828.

This operation generated goodwill of R$456,478 (R$441,047, net of amortization as of June 30, 2005), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

According to the Extraordinary Shareholders' Meeting and Members' Meetings held on October 26, 2001, the shareholders and members of the companies involved approved a corporate restructuring proposal, including capital contribution to subsidiary through investment and subsequent mergers without change to voting rights, dividends receipts and equity rights of Telefônica Empresas S.A.'s shareholders, based on the book values of the companies involved and the appraisal report prepared by a specialized firm. This restructuring did not require prior authorization by the National Telecommunications Agency (ANATEL) or any other regulatory authorities.

The transferred goodwill had as matching entries deferred charges and a special goodwill reserve set up upon the absorption of the net assets of companies involved in the restructuring. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned. In the Company balance sheet, said goodwill is classified as goodwill on investment acquisition, net of tax credit of R$149,956 (R$151,612 at March 31, 2005). In the consolidated balance sheet, the tax credit is recorded in noncurrent assets, due to its nature.

(In thousands of reais, unless otherwise stated)

9. Investments (Continued)

c) Corporate restructuring of subsidiaries (Continued)

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of June 30, 2005, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criterion defined below:

Year	Amount
2005	9,744
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,515
	441,047

(In thousands of reais, unless otherwise stated)

10. Property, Plant and Equipment, Net

		Consolidated					
		June 30, 2005			March 31, 2005		
	Annual depreciation rates %	Cost	Depreciation	Net	Cost	Depreciation	Net
Assets and installations in service:		**574,827**	**(333,801)**	**241,026**	554,783	(309,829)	244,954
Switching and transmission equipment	20.0	**281,998**	**(192,366)**	**89,632**	281,237	(181,491)	99,746
Transmission equipment, aerial and underground cables, buildings, teleprinters, energy equipment and furniture	10.0	**17,265**	**(6,720)**	**10,545**	17,079	(6,295)	10,784
Private automatic switching center	20.0	**158,756**	**(74,825)**	**83,931**	149,032	(67,046)	81,986
IT equipment	20.0	**17,159**	**(8,712)**	**8,447**	17,318	(8,373)	8,945
Buildings and underground cables	4.0	**211**	**(26)**	**185**	211	(24)	187
Vehicles	20.0	**4,146**	**(1,342)**	**2,804**	3,292	(1,186)	2,106
Leasehold improvements	20.0	**27,658**	**(20,398)**	**7,260**	27,226	(19,036)	8,190
Software	20.0	**67,326**	**(29,107)**	**38,219**	59,079	(26,074)	33,005
Other	12.5	**308**	**(305)**	**3**	309	(304)	5
Construction in progress	-	**11,805**	**-**	**11,805**	18,738	-	18,738
Total		**586,632**	**(333,801)**	**252,831**	573,521	(309,829)	263,692
Average depreciation rate %				**19.78**			19.79
Balance of fully depreciated assets				**77,886**			58,564

11. Deferred Charges

	Consolidated	
	June 30, 2005	**March 31, 2005**
Preoperating expenses (i)	**2,447**	2,447
Accumulated amortization	**(2,219)**	(2,097)
Total	**228**	350

(i) Preoperating costs with amortization period of five years.

(In thousands of reais, unless otherwise stated)

12. Loans and Financing

	Interest rate	Maturity	Consolidated June 30, 2005 Current	Long-term	Total
Loans in foreign currency	(*)	By 2006	**116,306**	**35,716**	**152,022**
Financing in local currency	103% of CDI	In 2005	**898**	**-**	**898**
Total			**117,204**	**35,716**	**152,920**

	Interest rate	Maturity	Consolidated March 31, 2005 Current	Long-term	Total
Loans in foreign currency	(*)	In 2005	190,553	-	190,553
Financing in local currency	103% of CDI	In 2005	3,590	-	3,590
Total			194,143	-	194,143

The foreign currency loans are as follows:

	Currency	(*) Annual interest rate	Consolidated June 30, 2005 Principal	Interest	Total balance
Resolution No. 2770	USD	2.30% to 5.90%	**122,758**	**1,397**	**124,155**
Resolution No. 2770	JPY	1.50%	**27,519**	**348**	**27,867**
			150,277	**1,745**	**152,022**

	Currency	(*) Annual interest rate	Consolidated March 31, 2005 Principal	Interest	Total Balance
Resolution No. 2770	USD	1.25% to 5.70%	111,171	1,305	112,476
Resolution No. 2770	JPY	1.30% and 1.40%	77,699	378	78,077
			188,870	1,683	190,553

To reduce the risk of losses due to exchange rate fluctuations, which would increase debt balance in foreign currency, the subsidiary has entered into swap transactions as described in Note 26.

(In thousands of reais, unless otherwise stated)

13. Taxes Payable

	Consolidated	
	June 30, 2005	**March 31, 2005**
Indirect taxes:		
ICMS (state VAT)	**8,610**	6,633
PIS and COFINS (taxes on revenue)	**4,736**	4,430
Other	**617**	725
Total	**13,963**	11,788

14. Payroll and Related Charges

	Consolidated	
	June 30, 2005	**March 31, 2005**
Salaries	**3,116**	2,921
Payroll charges	**13,893**	11,254
Benefits	**524**	446
Employees' profit sharing	**7,918**	3,880
Sales bonus	**1,424**	1,048
Total	**26,875**	19,549

15. Other Liabilities

	Consolidated	
	June 30, 2005	**March 31, 2005**
Refundable values	**1,019**	1,581
Consignments for third parties	**1,558**	2,427
Accrued pension plans (see note 23)	**782**	644
Other	**1,302**	310
	4,661	4,962
Current	**2,888**	4,317
Noncurrent	**1,773**	645

(In thousands of reais, unless otherwise stated)

16. Reserve for Contingencies

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving labor and civil claims in the normal course of its operations. Company management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits to which the chances of unfavorable outcomes were considered as probable, in the amount of R$765 ($733 as of March 31, 2005).

Shown below are the amounts involved and respective risk levels:

	Risk of unfavorable outcome			
Nature	Probable	Possible	Remote	Total
Labor	754	6,263	383	7,400
Civil	11	731	2,389	3,131
Total	765	6,994	2,772	10,531

17. Shareholders' Equity

a) Capital

As of June 30, 2005 and March 31, 2005, subscribed and paid-up capital is R$702,879, represented by book-entry shares without par value, as follows:

Common shares	358,716,131,431
Preferred shares	712,437,254,531
Total outstanding shares	1,071,153,385,962
Net equity per thousand shares – R$	0.55

The Company is authorized to increase its capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the relevant issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

(In thousands of reais, unless otherwise stated)

17. Shareholders' Equity (Continued)

a) Capital (Continued)

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws or legislation, and have preference to capital reimbursement, without premium, and dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision by the Board of Directors, the preferential right may be excluded in cases provided for in the Company's bylaws.

18. Gross Operating Revenue

	Consolidated	
	June 30, 2005	**March 31, 2005**
Packet-switched data services	**342,861**	275,437
Commissions (i)	**46,462**	50,684
Solutions and other	**39,478**	23,702
Total	**428,801**	349,823

(i) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

19. Cost of Services Provided

	Consolidated	
	June 30, 2005	**March 31, 2005**
Rentals (i)	**(116,240)**	(112,168)
Depreciation and amortization	**(46,954)**	(42,311)
Personnel	**(20,813)**	(18,837)
Outsourced services	**(43,015)**	(29,501)
Leasing	**(997)**	(8,048)
Other	**(9,218)**	(1,512)
Total	**(237,237)**	(212,377)

(i) Include rent paid to Telesp for use of the network (Note 24).

(In thousands of reais, unless otherwise stated)

20. Operating Expenses

a) Selling expenses

	Consolidated	
	June 30, 2005	March 31, 2005
Personnel	**(24,334)**	(20,167)
Outsourced services	**(14,921)**	(8,603)
Allowance for doubtful accounts	**(1,331)**	(2,070)
Depreciation and amortization	**(11)**	(14)
Other	**(504)**	(500)
Total	**(41,101)**	(31,354)

b) General and administrative expenses

	Company		Consolidated	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
Outsourced services	**(886)**	(782)	**(21,093)**	(21,111)
Personnel	**(37)**	(38)	**(9,015)**	(8,870)
Rent	-	(7)	**(1,915)**	(2,318)
Depreciation and amortization	-	-	**(2,186)**	(2,231)
Other	**(4)**	-	**(1,534)**	(1,745)
Total	**(927)**	(827)	**(35,743)**	(36,275)

c) Other operating expenses, net

	Company		Consolidated	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Other operating income:				
Reversal of reserves	-	30	**1,201**	286
Recovered expenses	-	-	**37**	323
Other	-	-	**292**	291
	-	30	**1,530**	900
Other operating expenses:				
Taxes other than on income	-	-	**(3,361)**	(2,688)
Amortization of goodwill	**(6,430)**	(1,632)	**(6,430)**	(1,632)
Other	-	-	**(1,276)**	(78)
	(6,430)	(1,632)	**(11,067)**	(4,398)
Total	**(6,430)**	(1,602)	**(9,537)**	(3,498)

(In thousands of reais, unless otherwise stated)

21. Financial Expenses, Net

	Consolidated	
	June 30, 2005	**June 30, 2004**
Financial income		
Interest on short-term investments	**1,032**	141
Gains on derivative transactions	**28,969**	24,524
Restatements/Foreign exchange gains	**26,153**	143
Other	**378**	-
	56,532	24,808
Financial expenses		
Interest	**(2,863)**	(5,076)
Losses on derivative transactions	**(71,185)**	(22,639)
Restatements/Foreign exchange losses	**(153)**	(12,580)
Other	**(1,548)**	(1,600)
	(75,749)	(41,895)
Total	**(19,217)**	(17,087)

(In thousands of reais, unless otherwise stated)

22. Income and Social Contribution Taxes

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax on income):

	Consolidated	
	June 30, 2005	**June 30, 2004**
Income (loss) before taxes	**13,094**	(15,186)
Social contribution tax:		
Social contribution tax income (expense)	**(1,178)**	1,367
Permanent differences		
Nondeductible expenses	**(88)**	-
Gifts	**(13)**	(5)
Goodwill amortization	**(579)**	(147)
Other	**(84)**	(72)
Social contribution tax credit (expense) in the statement of operations	**(1,942)**	1,143
Income tax:		
Income tax credit (expense)	**(3,274)**	3,797
Permanent differences:		
Nondeductible expenses	**(246)**	(14)
Gifts	**(36)**	
Other provisions	**(8)**	(4)
Goodwill amortization	**(1,607)**	(408)
Other	**(224)**	(199)
Income tax credit (expense) in the statement of operations	**(5,395)**	3,172
Total income and social contribution taxes	**(7,337)**	4,315

23. Post-Retirement Benefit Plans

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Supplementary Pension Plan Office (Ministry of Social Security) on April 3, 2001.

(In thousands of reais, unless otherwise stated)

23. Post-Retirement Benefit Plans (Continued)

In 2005, Visão Prev Sociedade de Previdência Complementar was created to manage Visão Telefônica Empresas Plan and other plans. Management of said Plan was transferred on February 18, 2005 to the new entity. The transfer of these plans was approved by the National Supplementary Pension Plan Superintendency – Previc (formerly Supplementary Pension Plan Office) based on Administrative Rule No. 123, October 7, 2004.

The plan is funded by contributions made by participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are equal to those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

In the first quarter of 2005, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$1,419 (R$1,144 in the first quarter of 2004).

Telefônica Empresas S.A. recorded the effects of the actuarial calculations required by CVM Resolution No. 371, of December 13, 2000. For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2004, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular Letter CVM/SEP/SNC/No. 01/2002.

The position of the plans as of June 30, 2005 was R$782 (R$644 as of March 31, 2005), and relevant liabilities are recorded in "Other liabilities" (Note 15).

Shown below are expenses estimated for 2005 as per actuaries' reports:

Cost of current service	(606)
Interest cost	(322)
Expected return on plan assets	358
Employee's contribution	17
Total expenses (reversals) for 2005	(553)

(In thousands of reais, unless otherwise stated)

24. Related-Party Transactions

The most significant intercompany balances arise from transactions with the controlling group companies, which were carried out under usual market conditions for these types of operations as follows:

	Consolidated	
	June 30, 2005	**March 31, 2005**
Assets		
Current assets		
Trade accounts receivable	**10,727**	20,030
Intercompany receivables	**24,027**	13,770
Noncurrent assets		
Intercompany receivables	**1,724**	2,320
Total assets	**36,478**	36,120
Liabilities		
Current liabilities		
Trade accounts payable	**10,188**	2,354
Intercompany payable	**29,337**	47,349
Total liabilities	**39,525**	49,703
	June 30, 2005	**June 30, 2004**
Statements of operations		
Revenues		
Data services	**99,821**	64,791
Commissions	**46,462**	50,684
	146,283	115,475
Operating costs and expenses		
Cost of services provided	**(81,788)**	(72,463)
Selling expenses	**(7,102)**	(5,089)
General and administrative expenses	**(8,630)**	(6,738)
Financial expenses, net		
	(97,520)	(84,290)

24. Related-Party Transactions (Continued)

The amounts of the transactions with related parties presented in the table above refer to the following businesses:

- Trade accounts receivable and intercompany receivables in current assets refer primarily to data communication services, integrated solutions and commissions receivable from Telecomunicações de São Paulo S.A. – Telesp, Telefônica International Whole Sale, Telesp Celular S.A and Adquira do Brasil S.A.

- Other assets in noncurrent assets refer mainly to accounts receivable that are not related to Company's operations.

- Trade accounts payable and other liabilities refer primarily to the rental of network and infrastructure payable to Telecomunicações de São Paulo S.A. – Telesp, international internet transit services to Telefônica International Whole Sale and Emergia Brasil Ltda., and management services to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and projects with Telefônica Pesquisa e Desenvolvimento.

- Gross operating revenue refers mainly to data communication services provided by subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. – Telesp, Terra Networks Brasil S.A., Telesp Celular S.A. and Telerj Celular S.A., and also commissions received for management of customers who use voice transmission services on the amount of these services billed by Telesp to its customers.

- Costs of services provided refer primarily to the rental of networks and infrastructure paid to Telecomunicações de São Paulo S.A. – Telesp, and internet links payable to Emergia Brasil Ltda.

- Selling expenses refer mainly to commissions payable to Telesp.

- General and administrative expenses refer mainly to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., fixed telephony services provided by Telecomunicações de São Paulo S.A. – Telesp, internet services to Terra Networks Brasil S.A – and mobile services to Telesp Celular S.A .

(In thousands of reais, unless otherwise stated)

25. Insurance

The policy adopted by the Company and its subsidiary, as well as the Telefonica Group, is to obtain insurance coverage for all high-risk assets and liabilities of significant amounts, based on management's judgment, according to instructions of the Telefônica S.A. corporate program. The Company fully complies with the Brazilian legislation for retaining insurance policies.

In the second quarter of 2005, insurance expenses totaled R$464 (R$488 in the second quarter of 2004).

The main insurance policies retained by the Company are as follows:

Type	Insured amount
Operating risks (loss of profits)	US$313,472 thousand
Auto liability – vehicles	R$1,000

26. Financial Instruments

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary valued their assets and liabilities considering available market information and proper valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most appropriate realizable value. Consequently, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated realizable values.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments (Continued)

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with leading financial institutions.

The subsidiary's indebtedness and results of operations are significantly affected by the exchange rate risk. As of June 30, 2005, part of the subsidiary's debt denominated in foreign currencies was hedged by swap transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions are recorded in the statement of operations. As of June 30, 2005, these transactions generated a consolidated loss of R$31,223. A part of gains or losses on hedge transactions to cover trade accounts payable is recorded in "Construction in Progress" and another part in "Operating expenses"; these resulted in a consolidated loss of R$560. The Company and its subsidiary recorded a provision in the amount of R$31,783 in current liabilities to recognize temporary losses on these operations.

The Company's and its subsidiary's net exposure to exchange rate risk (excess coverage), at book and market values, is as follows:

	Consolidated			
	June 30, 2005		**March 31, 2005**	
	Book value	**Market value**	**Book value**	**Market value**
Liabilities				
Loans and financing	**152,023**	**152,465**	190,553	190,964
Trade accounts payable (i)	**6,221**	**6,221**	8,864	8,864
Foreign exchange swap – short position	**158,244**	**158,674**	199,417	199,807
Net exposure (excess coverage)	**-**	**11**	-	19

(i) Of the trade accounts payable balance in foreign currency, R$4,522 refers to liabilities with related parties.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments (Continued)

a) Exchange rate risk (Continued)

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering the expected settlement of liabilities or the realization of assets at rates prevailing in the market on the balance sheet date.

b) Interest rate risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to local or foreign interest rate fluctuations, which would affect financial income.

As of June 30, 2005, the Company had R$152,920 in loans and financing (R$194,143 as of March 31, 2005), of which R$152,022 in foreign currency at fixed interest rates (R$190,553 as of March 31, 2005) and R$898 in local currency at variable interest rates (CDI) (R$3,590 as of March 31, 2005). Although part of the debt had been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI (interbank deposit rates), and therefore the company results are subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash of R$5,784 (R$16,846 as of March 31, 2005), primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate their market values due to their short-term nature.

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the risk of default by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

26. Financial Instruments (Continued)

c) Credit risk (Continued)

As of June 30, 2005, Telefônica Group companies represented approximately 20% of the subsidiary's total accounts receivable.

The Company is also subject to credit risk related to short-term investments and receivables from swap transactions. The Company reduces this exposure by diversification of the credit portfolio among leading financial institutions, based on a strict credit policy.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2005
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A. is a company that was incorporated on January 30, 2001, in connection with the partial spin off of net assets of Companhia TELESP – Telecomunicações de São Paulo S.A., represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and amounts receivable from said subsidiary.

P&L HIGHLIGHTS

Unaudited data in thousands of R$	Consolidated-Accumulated Jun/05	Jun/04	Variation
Net operating revenues	354,033	284,621	*24.4%*
EBITDA [1/]	85,677	47,305	*81.1%*
EBITDA Margin (%)	24.2%	16.6%	*7.6 p.p.*
Operating profit (loss)	11,199	(15,970)	*n.d.*
P&L before taxes and and profit sharing	13,094	(15,186)	*n.d.*
Net profit (loss)	5,757	(10,871)	*n.d.*
Outstanding shares (billions)	1,071.2	1,071.2	*0.0%*
Earnings and losses per share (LPA) (000)	0.005	(0.010)	*n.d.*

1/ Earnings before interest, taxes, depreciation and amortization - EBITDA
Note: Financial statements referred to June 30, 2004 were reclassified, when applicable, for comparison purposes.

Highlights

- **Net operating revenues** totaled R$354.0 million in the 1HY05. In comparison with the same period of previous year, when they totaled R$284.6 million, there is an increase by R$69.4 million or 24.4%. In the quarterly comparative analysis (2Q05 with 1Q05), the increase reached R$5.6 million.

- **EBITDA** reached R$85.7 million in the 1HY05 versus R$47.3 million in the 1HY04, which represents an increase of 81.1%, thus increasing EBITDA margin from 16.6% to 24.2%. When comparing the 2Q05 with the 1Q05, an evolution of R$4.0 million or 9.8% is found, thus increasing EBITDA margin from 23.4% to 24.9%, which evidences the effective execution of a cost reduction plan, in addition to the Company business growth.
- **Net Profit (loss)** presents a positive evolution, showing an improvement of R$16.6 million when comparing 1HY05 with the 1HY04. In the quarterly comparative analysis (2Q05 with 1Q05), there was an improvement of R$3.8 million or 400%.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2005
(In millions of reais, unless otherwise stated)

Revenues Highlights

- **Gross operating revenues** totaled R$428.8 million in the 1HY05, which represented a growth of R$79.0 million in comparison with 1HY04, when they totaled R$349.8 million. In the 2Q05, there was a growth of R$6.8 million with relation to the 1Q05. The following services contributed to that performance:

  - **Company Communication**, when comparing 1HY05 with 1HY04, a growth of R$67.4 million or 24.5% is observed. In the 2Q05, it presented a growth of R$4.1 million or 2.4% with relation to the 1Q05, substantially due to the company communication services and internet services, including the data center services.

  - **Resale of goods** substantially consists of the sale of materials – network solutions and sale of customized software. When comparing 1HY05 with 1HY04, an increase of R$10.9 million or 347.6% was observed. In the 2Q05, there was an increase of R$1.5 million or 24.7% with relation to 1Q05.

  - **Commissions** substantially consist of revenues from voice service commissions with Telesp. When comparing 1HY05 with 1HY04, a decrease of R$4.2 million or 8.3% occurred. When comparing the 2Q05 with the 1Q05, these revenues remained practically stable.

  - **IT Solutions and others** represent revenues from sales with integrated solutions to customers and outsourcing of IT and telecommunications. Those services present a growth of R$4.8 million or 23.6%, when comparing 1HY05 with 1HY04. In the quarterly comparative analysis (2Q05 with 1Q05), there was an increase of R$1.2 million or 9.7%.

- **Deductions** referred to taxes, when comparing 1HY05 with 1HY04, present an increase of R$9.6 million or 14.7%. In the quarterly comparative analysis (2Q05 with 1Q05), there was an increase of R$1.2 million or 3.3% in connection with revenues increase.



EBITDA - Annual
Thousands ofR$
Net Operating Revenues
EBITDA
Operating P&L
P&L before taxes
Net P&L
(20,000)
80.000
180.000
280.000
380,000
1HY04
1HY05

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2005
(In millions of reais, unless otherwise stated)

Highlights regarding expenses/other operating revenues

Operating expenses in the 1HY05, in comparison with 1HY04, grew by R$31.0 million or 13.1%. In the quarterly comparative analysis (2Q05 with 1Q05), the increase reached R$1.6 million or 1.2%.



Operating Expenses - Annual
Millions of R$
Payroll expenses
Expenses with Operation/Management
Taxes
Provisions
Other operating revenues (expenses)
(5)
35
75
115
155
195
235
1HY04
1HY05

Variations are explained through the following items:

- **Payroll expenses** reached 15.3% of net operating revenues in the 1HY05, versus 16.8% of the 1HY04, which represented a decrease of 1.5 p.p. In the 2Q05, they reached 15.9% of net operating revenues versus 14.7% of 1Q05.

- **Management expenses**, including third party services and infra-structure rent, represented 58.6% of net operating revenues in the 1HY05, versus 65.4% in the 1HY04, which means a decrease of 6.9 p.p. In the quarterly comparative analysis (2Q05 with 1Q05), there was a decrease of 4.5 p.p. (56.4% and 60.8%, respectively). The main variations referred to "last mile" and internet-related rent.

- **Tax expenses**, when comparing the 1HY05 with 1HY04, we observe an increase of R$0.9 million. In the quarterly comparative analysis (2Q05 with 1Q05), there was an increase of R$0.5 million or 31.6%.

- **Allowance for doubtful accounts** represents 0.4% of net operating revenues in the 1HY05, whereas, in the 1HY04, it represented 0.7% of net operating revenues. The company continues devoting efforts to keep this variable under control.

(In millions of reais, unless otherwise stated)

- **Depreciation** reached R$55.3 million in the 1HY05, which represented a growth of R$9.1 million or 19.6%, in comparison with 1HY04. In the quarterly variation (2Q05 x 1Q05), there was a decrease of R$0.3 million or 1.3%, due to lower investments in the 2Q05.

- **Financial results** present an increase in financial revenues by R$31.9 million and in financial expenses by R$34.0 million, resulting in a financial loss of R$2.1 million, when comparing the 1HY05 with 1HY04, due to the loss on hedge operations. In the quarterly comparative analysis (2Q05 with 1Q05), there was a negative variation of R$0.1 million. Since the Company's operating results and indebtedness are significantly affected by the risk factor of foreign exchange rate market, the Company enters into hedge agreements with financial institutions in order to reduce the risk of rate fluctuations.

Loans and Financings: *On June 30, 2005, the Company had loans and financings totaling R$152.9 million (R$194.1 million on March 31, 2005), from which R$152.0 million were obtained in foreign currency at fixed interest rate (R$190.6 million on March 31, 2005) and R$0.9 million in local currency at a variable interest rate – Interbank Deposit Certificate (CDI) (R$3.6 million on March 31, 2005). On the other hand, the Company invests the available funds balance of R$5.7 million (R$16.8 million on March 31, 2005), substantially in short-term instruments, based on CDI variation, which helps reduce the risk. The book values of those instruments approximate the market values, since they are redeemable in* the short term.

Additional Information

- **Transactions with Related Parties** – They are conducted under usual market conditions for this kind of operation. The main transactions with related parties, developed by the Company and its subsidiary, refer to an intercompany loan with companies of the Group, telecommunication services rendered and other services, in addition to commissions receivable related to voice services provided by Telesp to the subsidiaries' customers, and payable commissions related to data transmission services provided to Telesp's customers.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2005
(In millions of reais, unless otherwise stated)

Shareholders' equity – Capital Social

Subscribed and paid in capital, on June 30, 2005 and March 31, 2005, consists of R$702.9 million, and is represented by 358,716,131,431 common shares, and 712,437,254,531 preferred shares, being all of them registered shares with no par value. The Company is authorized, as from April 04, 2002 (date when the First Ordinary General Meeting and the Second Extraordinary General Meeting were held, cumulatively) to increase its capital up to the limit of 1,500,000,000,000 shares, common or preferred, and the Board of Directors is the proper authority to decide the increase and the consequent issuance of new shares, within the capital limit allowed. It is not obligatory to keep the proportion between the number of shares of each type upon capital increases. However, it is necessary to observe that the number of non-voting preferred shares or those with voting restrictions may not exceed 2/3 of the shares issued.

Summarized History

Telefônica Data Brasil Holding S.A. was incorporated on January 30, 2001, as a result of the partial spin off of net assets of Telecomunicações de São Paulo S.A.- Telesp, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A., and amounts receivable from the referred to subsidiary, approved in the Extraordinary General Meeting held on that date. In the process of partial spin off of Telecomunicações de São Paulo S.A. – Telesp, and Company's incorporation, a share of the same type of the new company's capital was assigned to each share held by the Telesp's shareholders, considering the same rights as those of the outstanding shares that were previously held. On May 08, 2001, the Company, upon registration at the Brazilian Securities Commission (CVM), obtained the condition of corporation, listed on the São Paulo Stock Exchange. It is also registered at the Securities and Exchange Commission – SEC, in the USA, and its "American Depositary Shares (ADSs)" – level I are traded on the New York Stock Exchange (NYSE).

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2005
(In millions of reais, unless otherwise stated)

Main Objectives

Telefônica Data Brasil Holding S.A., in addition to other objectives, aims at controlling the provision of switched network service packs, as well as other telecommunication services and related activities.

Its subsidiary, Telefônica Empresas, operates all over the country and has the largest data transmission structure of São Paulo State. The Company provides services in 26 states and also in the Federal District. It serves large companies and corporations, by combining communication and information technology with integrated solutions to customers.

The Company's objective is to consolidate itself in the market as a service provider for large companies, which distinguishes it from the traditional telecommunication operators. That must be done by strengthening the Solution service businesses. By understanding the evolution of each market segment, the professionals of Telefônica Empresas may integrate in only one solution the connectivity, data center, applications and outsourcing of services and equipment. They also may, based on the specific needs of a customer, for example, create a service to find people by means of cellular terminals, implement sales teams' automation projects, integrate production networks with different platforms, etc.

Data communication services are necessary for developing innovative projects for large corporate customers. Therefore, Telefônica Empresas becomes each time closer to the customer, and creates long-lasting partnerships, based on its capacity of adding value to the business of large companies.

Tables

Table No. 1 contains the statement of operations of TELEFÔNICA DATA BRASIL HOLDING. Table No. 2 presents the balance sheet of TELEFÔNICA DATA BRASIL HOLDING and Table No. 3 shows the loans and financings and also the equity holding data of TELEFÔNICA DATA BRASIL HOLDING.